August 2026

Pricing Supplement No. 17,847

Registration Statement No. 333-293641

Dated August 12, 2026

Filed pursuant to Rule 424(b)(2)

Fixed Rate Notes due 2036

As further described below, interest will accrue and be payable on the notes, in arrears, at the interest rate and frequency specified below.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$439,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	August 12, 2026
Original issue date:	August 14, 2026 (2 business days after the pricing date)
Maturity date:	August 14, 2036
Interest accrual date:	August 14, 2026
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest
Interest rate:	From and including To but excluding Interest rate (per annum) Original issue date Maturity date 5.200%
Interest payment period:	Semi-annual
Interest payment period end dates:	Unadjusted
Interest payment dates:

The 14th calendar day of each February and August, beginning on the initial interest payment date; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Initial interest payment date:	February 14, 2027
Day-count convention:	30/360 (Bond Basis)
Specified currency:	U.S. dollars
No listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	61760QXZ2
ISIN:	US61760QXZ26
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Bank, N.A.
Trustee:	The Bank of New York Mellon
Estimated value on the pricing date:	$968.60 per note. See “The Notes” on page 2.
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees(2)	Proceeds to issuer(3)
Per note	$1,000	$15	$985
Total	$439,000	$6,585	$432,415

(1)The price to public for investors purchasing the notes in fee-based advisory accounts will be $985 per note.

(2)Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $15 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will not receive a sales commission with respect to such notes. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)See “Use of Proceeds and Hedging” on page 5.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 3.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated April 8, 2026  Prospectus dated April 8, 2026

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Fixed Rate Notes

The Notes

The notes are debt securities of Morgan Stanley. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than the issue price. We estimate that the value of each note on the pricing date is $968.60.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to interest rates. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the interest rate applicable to each interest payment period, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

Fixed Rate Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the material risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Risks Relating to an Investment in the Notes

￭Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

￭The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in interest and yield rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads and (iii) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on the actual or anticipated level of interest and yield rates, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

￭The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Fixed Rate Notes

￭Morgan Stanley & Co. LLC, which is a subsidiary of the issuer, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the notes on the pricing date.

￭The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice to you and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

￭The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments. These potentially subjective determinations may adversely affect the payout to you on the notes. For further information regarding these types of determinations, see “Description of Debt Securities—Fixed Rate Debt Securities” and related definitions in the accompanying prospectus.

Fixed Rate Notes

Use of Proceeds and Hedging

The proceeds we receive from the sale of the notes will be used for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley. Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $15 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will not receive a sales commission with respect to such notes.

MS & Co. is our wholly owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been issued by Morgan Stanley pursuant to the Senior Debt Indenture, the trustee and/or paying agent has made, in accordance with the instructions from Morgan Stanley, the appropriate entries or notations in its records relating to the master note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, except that counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to Morgan Stanley, the Senior Debt Indenture, the notes (together with the Senior Debt Indenture, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the master note and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 23, 2026, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on February 23, 2026.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement dated April 8, 2026

Fixed Rate Notes

Prospectus dated April 8, 2026

Terms used but not defined in this pricing supplement are defined in the prospectus supplement or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.